# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vireo Growth Inc., CIK 0001771706
CUSIP: 38238W103
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: 207 South 9th Street, Minneapolis, Minnesota (MN), 55402
Date of event which requires filing of this statement: 11/09/2026
Filed by CIK 0001862016
Persons authorized to receive notices and communications: Peter Sack, 420 North Wabash Avenue, Suite 500, Chicago, Illinois (IL), 60611, (302) 388-5305; Edward Goldfarb, 420 North Wabash Avenue, Suite 500, Chicago, Illinois (IL), 60611, (630) 697-1981

## Reporting persons
- Chicago Atlantic Advisers, LLC (CIK 0001915697): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,470,203; sole dispositive power 0; shared dispositive power 7,470,203; aggregate amount beneficially owned 7,470,203 (14.5% of the class)
- Chicago Atlantic Manager, LLC (CIK 0001985178): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,470,203; sole dispositive power 0; shared dispositive power 7,470,203; aggregate amount beneficially owned 7,470,203 (14.5% of the class)
- Chicago Atlantic GP Holdings, LLC (CIK 0001985176): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,470,203; sole dispositive power 0; shared dispositive power 7,470,203; aggregate amount beneficially owned 7,470,203 (14.5% of the class)
- Chicago Atlantic Group, LP (CIK 0001985014): type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,470,203; sole dispositive power 0; shared dispositive power 7,470,203; aggregate amount beneficially owned 7,470,203 (14.5% of the class)
- Chicago Atlantic Group GP, LLC (CIK 0001985010): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,470,203; sole dispositive power 0; shared dispositive power 7,470,203; aggregate amount beneficially owned 7,470,203 (14.5% of the class)
- Chicago Atlantic Opportunity Portfolio, LP (CIK 0002027100): type of reporting person: investment company (IV), partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 7,470,203; sole dispositive power 0; shared dispositive power 7,470,203; aggregate amount beneficially owned 7,470,203 (14.5% of the class)
- Chicago Atlantic Opportunity GP, LLC (CIK 0002027156): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,470,203; sole dispositive power 0; shared dispositive power 7,470,203; aggregate amount beneficially owned 7,470,203 (14.5% of the class)
- Chicago Atlantic Credit Opportunities, LLC (CIK 0001862016): type of reporting person: investment company (IV), other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 7,470,203; sole dispositive power 0; shared dispositive power 7,470,203; aggregate amount beneficially owned 7,470,203 (14.5% of the class)
- Chicago Atlantic Opportunity Finance, LLC (CIK 0002075553): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,470,203; sole dispositive power 0; shared dispositive power 7,470,203; aggregate amount beneficially owned 7,470,203 (14.5% of the class)
- Chicago Atlantic Credit Company, LLC (CIK 0002029082): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,470,203; sole dispositive power 0; shared dispositive power 7,470,203; aggregate amount beneficially owned 7,470,203 (14.5% of the class)
- Chicago Atlantic Equity Fund, LLC (CIK 0001945372): type of reporting person: investment company (IV), other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,470,203; sole dispositive power 0; shared dispositive power 7,470,203; aggregate amount beneficially owned 7,470,203 (14.5% of the class)
- CA CO SPV, LLC (CIK 0002075436): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 7,470,203; sole dispositive power 0; shared dispositive power 7,470,203; aggregate amount beneficially owned 7,470,203 (14.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Subordinate Voting Shares
Name of issuer: Vireo Growth Inc.
Address of issuer's principal executive offices: 207 South 9th Street, Minneapolis, Minnesota (MN), 55402

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 3 (this "Amendment") amends the original Schedule 13D filed on July 14, 2023, as amended by Amendment No. 1 filed July 2, 2024, and Amendment No. 2 filed April 22, 2025 (as so amended, the "Prior Filing"), and relates to the Subordinate Voting Shares (the "Shares") of Vireo Growth Inc. (the "Issuer").

The Reporting Persons are:

Chicago Atlantic Advisers, LLC ("CAA");

Chicago Atlantic Manager, LLC ("CAM");

Chicago Atlantic GP Holdings, LLC ("CAGPH");

Chicago Atlantic Group, LP ("CAG");

Chicago Atlantic Group GP, LLC ("CAGGP");

Chicago Atlantic Opportunity Portfolio, LP ("CAOP");

Chicago Atlantic Opportunity GP, LLC ("CAOGP");

Chicago Atlantic Credit Opportunities, LLC ("CACO");

Chicago Atlantic Opportunity Finance, LLC ("CAOF");

Chicago Atlantic Credit Company, LLC ("CACC");

Chicago Atlantic Equity Fund, LLC ("CAEF"); and

CA CO SPV, LLC ("CA CO SPV").

CAA is the investment manager to CAOP and CACO.

CAG is the managing member of CAA and CACC. CAGGP is the general partner of CAG.

CAM is the managing member of CACO and the manager of CA PIPE SPV, LLC ("CA PIPE"). CAOGP is the general partner of CAOP.

CAGPH is the managing member of CAM, the sole member of CAOGP and the owner of Chicago Atlantic Equity Manager, LLC ("CAEM"). CACO is the sole owner of CAOF.

CAEM is the manager of CAEF. CA CO SPV is member-managed by Andreas Bodmeier, John Mazarakis and Anthony Cappell, each of whom owns one-third of its membership interests. Voting and investment decisions with respect to securities held by CA CO SPV require the approval of a majority of its three members, and no member individually has the power to vote or dispose of such securities.

The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, and each Reporting Person may be deemed to beneficially own the Shares beneficially owned by each other Reporting Person. CACO was a party to the joint filing agreement previously filed, and CACC previously became a party by joinder. CAOF, CAEF and CA CO SPV have entered into a joinder to the joint filing agreement, a copy of which is filed as Exhibit 6 hereto.

Except as otherwise set forth in this Amendment, the information in the Prior Filing is unchanged. Capitalized terms used herein and not defined herein have the meanings assigned to such terms in the Prior Filing.
Residence or business address:
420 North Wabash Avenue, Suite 500, Chicago, Illinois 60611.

The business address of each of Andreas Bodmeier, John Mazarakis and Anthony Cappell is 420 North Wabash Avenue, Suite 500, Chicago, Illinois 60611.
Present principal occupation or employment:
CAA - registered investment adviser;

CAM - managing member;

CAGPH - managing member;

CAG - parent company;

CAGGP - general partner;

CAOP - pooled investment vehicle;

CAOGP - general partner;

CACO - pooled investment vehicle;

CAOF - special purpose lending vehicle;

CACC - special purpose investment vehicle;

CAEF - pooled investment vehicle;

CA CO SPV - special purpose investment vehicle;

Andreas Bodmeier - investment manager and partner of CAG and its affiliates;

John Mazarakis - co-founder and partner of CAG and its affiliates, and Chief Executive Officer and Co-Executive Chairman of the Board of the Issuer;

Anthony Cappell - investment manager and partner of CAG and its affiliates.
Criminal convictions in the last five years: None, including with respect to each of Messrs. Bodmeier, Mazarakis and Cappell.
Civil proceedings (securities laws) in the last five years: None, including with respect to each of Messrs. Bodmeier, Mazarakis and Cappell.
Citizenship: Each Reporting Person other than CAOP is organized under the laws of the State of Delaware, United States. CAOP is organized under the laws of the Cayman Islands. Each of Messrs. Bodmeier, Mazarakis and Cappell is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On November 9, 2026 (the "Effective Date"), the Issuer acquired all of the issued and outstanding common shares of Fluent Corp. ("Fluent") pursuant to a court-approved plan of arrangement under Section 182 of the Business Corporations Act (Ontario) (the "Arrangement") and an arrangement agreement dated April 29, 2026, as amended June 8, 2026, between the Issuer and Fluent (the "Arrangement Agreement").

Immediately prior to the effective time of the Arrangement, pursuant to (i) a credit equitization agreement dated April 29, 2026, pursuant to which Fluent issued an aggregate of 1,701,261,364 Fluent common shares, and (ii) a second credit equitization agreement dated November 1, 2026, pursuant to which Fluent issued an additional 310,194,363 Fluent common shares (together, the "Credit Equitization Agreements"), in each case to the lenders under its credit agreement dated November 26, 2024, as amended, in satisfaction of unpaid indebtedness thereunder, Fluent issued an aggregate of 1,651,951,654 Fluent common shares to affiliates of the Reporting Persons in satisfaction of approximately $29,203,572.88 of such indebtedness (collectively, the "Credit Equitization"). Pursuant to the Arrangement, each such Fluent common share was exchanged for 0.002351197 of a Share. As a result, CAOP received 1,707,620 Shares, CACO received 2,119,324 Shares and CA CO SPV received 57,118 Shares (collectively, 3,884,062 Shares) (together with the Credit Equitization, the "Fluent Transaction"). No cash consideration was paid; the consideration was the satisfaction of indebtedness owed to such entities.

In addition, since the Prior Filing: (i) CACO acquired an aggregate of 711,975 Shares (before giving effect to the Reverse Split) in open market purchases between May 23, 2025, and June 13, 2025, using available investment capital, as set forth in Exhibit 7 attached hereto, which such Exhibit is incorporated herein by reference; (ii) on July 7, 2025, pursuant to a loan agreement dated July 3, 2025, the Issuer repaid the 2024 Convertible Notes in full and issued to CAOF a $10,000,000 convertible note (the "2025 Convertible Note"), convertible into that number of Shares determined by dividing (A) $10,000,000 minus 50% of the aggregate amount of the 2025 Convertible Note repaid, plus accrued but unpaid interest, by (B) a conversion price of $0.625 per Share, before giving effect to the Reverse Split (as defined below), and as of November 9, 2026, $1,200,000 of the principal of the 2025 Convertible Note has been repaid, $8,800,000 remains outstanding and accrued but unpaid interest is $27,500 such that the 2025 Convertible Note is convertible into 502,800 Shares (based on a conversion amount of $9,427,500 and a conversion price of $18.75 per Share after giving effect to the Reverse Split); (iii) in October 2025, CA PIPE distributed the 32,032,000 Shares (before giving effect to the Reverse Split) it acquired in the December 2024 Private Placement to its members, including 3,280,000 of such Shares to CACO, 4,720,000 of such Shares to CAEF and the remaining 24,032,000 of such Shares to its other members, as identified in the selling shareholder table of the Issuer's registration statement on Form S-3 filed in connection with the December 2024 Private Placement; (iv) the 2021 Warrants expired unexercised on March 25, 2026; and (v) on June 5, 2026, the Issuer effected a 1-for-30 reverse split of the Shares (the "Reverse Split"), and the conversion price of the 2025 Convertible Note was correspondingly adjusted to $18.75 per Share.

Unless otherwise noted, all Share amounts in this Amendment give effect to the Reverse Split.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired additional Shares through the Fluent Transaction described in Item 3 and through ongoing investment and lending activities. In addition, affiliates of the Reporting Persons are expected to receive an aggregate of 7,617,297 Shares in connection with the Issuer's previously announced proposed acquisition of certain Ohio-based entities (the "Ohio Transaction"). John Mazarakis, a co-founder and partner of CAG, has served as Chief Executive Officer and Co-Executive Chairman of the Board of the Issuer since December 2024. The Reporting Persons reserve the right to formulate other plans and proposals and to take other actions with respect to their investment in and loans to the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment are incorporated herein by reference.

The percentages in row 13 on the cover pages of this Amendment are based on 50,820,000 Shares outstanding immediately following the closing of the Fluent Transaction on November 9, 2026. The Shares and percentages reported on the cover pages further assume the full exercise of the 2023 Warrants held by CAOP and the full conversion of the 2025 Convertible Note held by CAOF (based on a conversion amount of $9,427,500, being $10,000,000 less 50% of the $1,200,000 aggregate principal repaid as of November 9, 2026, plus accrued but unpaid interest of $27,500 as of such date, and a conversion price of $18.75 per Share after giving effect to the Reverse Split), in each case by the applicable Record Holder but not by others, in accordance with Rule 13d-3(d)(1)(i) under the Act. On this basis, the denominator used to calculate the percentages in row 13 is 51,485,952 Shares, consisting of 50,820,000 Shares outstanding, 163,152 Shares issuable upon exercise of the 2023 Warrants and 502,800 Shares issuable upon conversion of the 2025 Convertible Note. Because the Reporting Persons may be deemed to be a group, each Reporting Person reports the aggregate number of Shares beneficially owned by the group. Exhibit 5 sets forth information regarding ownership of the Shares, the 2023 Warrants and the 2025 Convertible Note, which Exhibit is incorporated herein by reference. The decrease in the percentages reported by the Reporting Persons since the Prior Filing primarily reflects increases in the number of Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: See response in Item 5(a) above, which response is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as described in Item 3 above (which disclosure is incorporated by reference in response to this Item 5(c)), the Reporting Persons have not engaged in any transactions in the Shares in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Except for the exhibits filed herewith and with the Prior Filing, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. CAOF is the holder of the 2025 Convertible Note and CAOP is the holder of the 2023 Warrants, each as described in Item 3 and Item 5 and incorporated herein by reference. The 2024 Convertible Notes were repaid in full on July 7, 2025, and the 2021 Warrants expired unexercised on March 25, 2026.

In connection with the Arrangement, CAOP, CACO and CA CO SPV entered into lock-up agreements (the "Lock-Up Agreements"), pursuant to which the Shares received in the Fluent Transaction are subject to resale restrictions. The Credit Equitization Agreements also govern such Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement (previously filed);

2. Joinder to Joint Filing Agreement (previously filed);

3. Form of 2023 Warrant (incorporated by reference to Exhibit 4.7 to the Issuer's Form 10-Q filed 5/15/23 (File No. 000-56225));

4. Form of 2025 Convertible Note (incorporated by reference to Exhibit 10.2 (Exhibit G) to the Issuer's Form 10-Q filed 11/12/2025 (File No. 000-56225));

5. Ownership Information (filed herewith);

6. Joinder to Joint Filing Agreement (filed herewith); and

7. Open Market Purchases (filed herewith).

## Signatures
- Chicago Atlantic Advisers, LLC: /s/ Anthony Cappell, Anthony Cappell / Authorized Signatory (11/10/2026)
- Chicago Atlantic Manager, LLC: /s/ Anthony Cappell, Anthony Cappell / Authorized Signatory (11/10/2026)
- Chicago Atlantic GP Holdings, LLC: /s/ Anthony Cappell, Anthony Cappell / Authorized Signatory (11/10/2026)
- Chicago Atlantic Group, LP: /s/ Anthony Cappell, Anthony Cappell / Authorized Signatory (11/10/2026)
- Chicago Atlantic Group GP, LLC: /s/ Anthony Cappell, Anthony Cappell / Authorized Signatory (11/10/2026)
- Chicago Atlantic Opportunity Portfolio, LP: /s/ Anthony Cappell, Anthony Cappell / Authorized Signatory (11/10/2026)
- Chicago Atlantic Opportunity GP, LLC: /s/ Anthony Cappell, Anthony Cappell / Authorized Signatory (11/10/2026)
- Chicago Atlantic Credit Opportunities, LLC: /s/ Anthony Cappell, Anthony Cappell / Authorized Signatory (11/10/2026)
- Chicago Atlantic Opportunity Finance, LLC: /s/ Anthony Cappell, Anthony Cappell / Authorized Signatory (11/10/2026)
- Chicago Atlantic Credit Company, LLC: /s/ Anthony Cappell, Anthony Cappell / Authorized Signatory (11/10/2026)
- Chicago Atlantic Equity Fund, LLC: /s/ Anthony Cappell, Anthony Cappell / Authorized Signatory (11/10/2026)
- CA CO SPV, LLC: /s/ Anthony Cappell, Anthony Cappell / Authorized Signatory (11/10/2026)